9/11/03

CM

03014598

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2003

SEC FILE NUMBER
8-15561

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Federated Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Federated Investors Tower, 1001 Liberty Avenue
(No. and Street)

Pittsburgh (City) PA (State) 15222-3779 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denis McAuley III 412-288-7712
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

One Oxford Centre (Address) Pittsburgh (City) PA (State) 15219 (Zip Code)

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Denis McAuley III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Federated Securities Corp., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notarial Seal
Susan B. Hill, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires June 10, 2006
Member, Pennsylvania Association Of Notaries

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
One Oxford Centre
Pittsburgh, Pennsylvania 15219

Phone: (412) 644-7800
www.ey.com

Report of Independent Auditors

Board of Directors
Federated Securities Corp.

We have audited the accompanying balance sheet of Federated Securities Corp. (the Company) as of December 31, 2002, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Federated Securities Corp. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 14, 2003

Ernst & Young

Ernst & Young LLP
One Oxford Centre
Pittsburgh, Pennsylvania 15219

Phone: (412) 644-7800
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

Board of Directors of
Federated Securities Corp.

In planning and performing our audit of the financial statements of Federated Securities Corp. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 14, 2003

FEDERATED SECURITIES CORP.
BALANCE SHEET
DECEMBER 31, 2002
(dollars in thousands, except per share data)

Assets:		
Cash and cash equivalents	$	4,822
Receivable from affiliates, net		5,470
Accounts receivable		4,141
Accrued revenues		130
Prepaid expenses		512
Goodwill, net of accumulated amortization of $1,510		1,832
Property and equipment, net		432
Other assets		577
Total assets	$	17,916
Liabilities:		
Accounts payable	$	2,577
Accrued expenses		1,313
Income taxes payable		68
Long-term deferred tax liability, net		91
Total liabilities		4,049
Shareholder's Equity:		
Capital stock, par value $1.00 per share- 50,000 shares authorized, 17,275 shares issued and outstanding		17
Additional paid-in capital		14,072
Accumulated deficit		(222)
Total shareholder's equity		13,867
Total liabilities and shareholder's equity	$	17,916

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002
(dollars in thousands)

Revenue:		
Service fees, net	$	15,031
Commission income		3,247
Other income		14
Total revenue		18,292
Operating Expenses:		
Marketing and promotional		43,602
Compensation and related		35,990
Travel and related		9,584
Systems and communication		6,373
Professional service fees		2,367
Office and occupancy		1,861
Expense reimbursement, net of charge, from affiliated companies		(84,810)
Other		2,610
Total operating expenses		17,577
Operating Income		715
Nonoperating Income (Expense):		
Interest and dividends		89
Debt expense-recourse		(6)
Total nonoperating income, net		83
Income before income taxes		798
Income tax provision		364
Net income	$	434

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002
(dollars in thousands)

	Capital Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholder's Equity
Balance at January 1, 2002	$ 17	$ 14,072	$ (656)	$ 13,433
Net income	0	0	434	434
Balance at December 31, 2002	$ 17	$ 14,072	$ (222)	$ 13,867

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

(dollars in thousands)

Operating Activities:		
Net income	$	434
Adjustments to reconcile net income to net cash provided by operating activites:		
Depreciation		129
Provision for deferred income taxes		111
Changes in assets and liabilities:		
Increase in receivable from affiliates, net		(781)
Decrease in accounts receivable		796
Increase in prepaid expenses and other assets		(232)
Increase in accrued revenues		(28)
Decrease in accounts payable and accrued expenses		(58)
Decrease in income taxes payable		(43)
Net cash provided by operating activities		328
Investing Activities:		
Additions to property and equipment		(328)
Cash used by investing activities		(328)
Net increase in cash and cash equivalents		0
Cash and cash equivalents, beginning of year		4,822
Cash and cash equivalents, end of year	$	4,822

(The accompanying notes are an integral part of these financial statements.)

FEDERATED SECURITIES CORP.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2002
(dollars in thousands)

Balance at January 1, 2002	$	0
Additions and/or reductions		0
Balance at December 31, 2002	$	0

(The accompanying notes are an integral part of these financial statements.)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

Federated Securities Corp., (the "Company") is an indirect, wholly owned subsidiary of Federated Investors, Inc. ("Federated"). The Company is registered as a broker/dealer and acts as the principal distributor of the shares of the mutual funds advised and/or administered by affiliated companies. The Company is also the principal shareholder servicer and program servicer agent relative to the securitization of future revenue streams of Class B shares of Federated-sponsored mutual funds.

(b) Basis of Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with accounting principles generally accepted in the United States. In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results may differ from those estimates, and such differences may be material to the financial statements.

(c) Cash and Cash Equivalents

Cash and cash equivalents include an investment in a money market fund that is managed by another affiliate of Federated. This investment may be liquidated upon demand.

(d) Property and Equipment

Property and equipment are depreciated over their estimated useful lives ranging from four to ten years using the straight-line method. All additions are recorded at cost. Leasehold improvements are depreciated using the straight-line method over their estimated useful lives, or their respective lease terms, whichever is shorter.

The Company applies the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement establishes provisions for testing and measuring impairment losses of long-lived assets. The adoption of this statement had no material impact on the financial condition or results of operations of the Company. Should there be an indication of a change in useful life or an impairment in the value of an asset, the Company compares the carrying value of the asset and its related useful life to the projected undiscounted cash flows expected to be generated from the underlying asset over its remaining useful life to determine whether an impairment has occurred. If the carrying value of the asset exceeds the undiscounted cash flows, the asset is written down to fair value determined using discounted cash flows.

(e) Goodwill

The Company applies the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). Under SFAS 142, goodwill and other intangible assets with indefinite useful lives are no longer amortized but rather reviewed at least annually for impairment. This statement requires that goodwill be tested at least annually for impairment or when indicators of potential impairment exist using a two-step process that begins with an estimation of the fair value of a reporting unit. This first step is a screen for potential impairment, and if impairment has occurred, the second step measures the amount of impairment. Management has identified and determined the fair value of its reporting unit for purposes of completing this first step of the transitional impairment test and has concluded that no impairment had occurred.

(f) Revenue Recognition

Revenue is recognized during the period in which services are performed. Service fees are shown net of third-party distribution and service costs. The Company is registered as a broker/dealer and generates the majority of its revenue by acting as the principal distributor of shares of the mutual funds advised and/or administered by affiliated companies.

(g) Reporting on Advertising

The Company expenses the cost of all advertising as incurred. Advertising expense was approximately $3,188,000 for the year ended December 31, 2002.

(h) Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by Federated. As part of the Federated consolidated entity, the Company participates in a tax-sharing policy. Therefore, although the Company computes its Federal income tax provision on a separate company basis, the tax benefits related to its net operating or capital losses, if any, will be recorded by the Company to the extent that its losses can be used to reduce consolidated tax expense. The Company files and computes state taxes on a separate company basis, where available, in compliance with the respective state tax law.

The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(i) Disclosures of Fair Value

Carrying amounts approximate fair value for the following financial instruments due to their short maturities: Cash and cash equivalents, Accounts receivable, Accounts payable and Accrued expenses. Receivable from affiliates, net is not settled in cash nor is it Federated management's current plan to settle this item in cash and therefore, the Company is not able to determine its fair value.

(2) PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2002:

	(in thousands)
Office furniture and equipment	$ 744
Capitalized software development	312
Computer equipment	272
Leasehold improvements	237
	1,565
Accumulated depreciation	(1,133)
Property and equipment, net	$ 432

Depreciation expense was approximately $129,000 for the year ended December 31, 2002.

(3) TRANSACTIONS WITH RELATED PARTIES

As a matter of general policy, Federated manages most cash-related activities of its subsidiaries on a centralized basis. As such, the Company's revenue, certain operating expenses, including compensation and related benefits, occupancy and other support services are funded by another subsidiary of Federated and credited or charged to the Company. Expense allocated to the Company amounted to $3,016,000 for the year ended December 31, 2002.

In addition, certain operating expenses incurred in connection with the sale of shares of mutual funds are reimbursed from affiliates that provide investment advisory services to these funds. Expense reimbursements of $87,826,000 were accrued and recorded as expense reimbursements from affiliated companies in the Statement of Income. Additionally, certain amounts associated with distribution activities of the Company, including payments and amortization of deferred sales commissions are not reflected in the Company's financial statements and have been recognized by other affiliated entities (see Note (4)).

The "Receivable from affiliates, net" represents expenses paid by another affiliate of Federated on behalf of the Company, offset by fees collected by this affiliate on behalf of the Company and by "Expense reimbursement, net of charge, from affiliated companies" for certain other net operating expenses incurred by the Company on behalf of these affiliates. "Receivable from affiliates, net" is not settled in cash.

The majority of "Accounts receivable" represents amounts owed to the Company from mutual funds managed by other affiliates of Federated.

(4) SECURITIZATION OF B-SHARE FUTURE REVENUE STREAMS

Federated sells to independent third parties the rights to future 12b-1 fees, shareholder service fees, and contingent deferred sales charge ("CDSC") cash flow streams associated with the B shares of various mutual funds managed by Federated.

Pursuant to these sales agreements, the Company acts as the distributor and principal shareholder servicer. The Company also acts as the program servicer agent and received $478,000 in 2002 for this service. This amount is included in "Service fees, net" in the Statement of Income.

The Company assigns the 12b-1, CDSC and shareholder service fees associated with the B shares of various mutual funds managed by Federated to affiliated parties. Accordingly, the affiliated companies advance all sales commissions and record certain shareholder service fee cash flows. Commissions advanced on behalf of the Company in 2002 were $75,265,000; of this, $11,960,000 was capitalized as a deferred sales commission asset by an affiliated company. The deferred sales commission asset recorded in the financial statements of an affiliated company is approximately $56,741,000, net of accumulated amortization of $38,504,000, at December 31, 2002. Additionally, amortization of deferred sales commissions of $9,876,000 was recorded in 2002 in the financial statements of an affiliated company. At December 31, 2002, shareholder-service-fee-related receivables owed to the Company, which are passed through to the independent third parties in accordance with the terms of the agreements, amounted to $1,220,000.

In 2002, an affiliated company recognized approximately $15,075,000 of shareholder service fee revenue.

(5) 401(k) PLAN

The Company's employees participate in the Federated Investors, Inc. Employees Profit Sharing/401(k) Plan. Under this plan, employees can make salary deferral contributions at a rate of 1% to 25% of their annual compensation, subject to Internal Revenue Code limitations. Federated makes a matching contribution in an amount equal to 100% of the first 2% that each participant defers and 50% of the next 4% of deferred contributions. Contributions to the plan charged to the Company by Federated were $789,000 for the year ended December 31, 2002. Upon completion of two years of service, 20% of the employer's contribution included in a participant's account will vest and 20% will vest each year of the subsequent four years of service.

(6) INCOME TAXES

Income tax expense for the year ended December 31, 2002, consists of the following:

(in thousands)	Current Expense	Deferred Provision	Total
Federal	$125	$111	$236
State	128	-	128
Total	$253	$111	$364

The temporary difference creating the deferred tax liability of $91,000 at December 31, 2002, is primarily attributable to capitalized software development costs.

The Company's effective tax rate for the year ended December 31, 2002, was 45.6%. This rate was higher than the Company's federal statutory income tax rate of 35.0% due primarily to state income taxes.

(7) REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2002, the Company had net capital of $1,847,000, which was $1,577,000 in excess of its required capital of $270,000.

(8) MAJOR CUSTOMERS

The Company derived substantially all of its revenue from Federated-sponsored funds. One Federated-sponsored fund contributed 39% of the Company's revenues for the year ending December 31, 2002.

Statement Regarding Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

FEDERATED SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2002

(dollars in thousands)

Computation of net capital:		
Shareholder's equity		$ 13,867
Deductions and/or charges:		
Nonallowable assets	$ 11,706	
Other deductions	218	
Haircut on securities owned	96	12,020
Net capital		$ 1,847
Aggregate indebtedness		$ 4,049
Computation of basic net capital requirement:		
Minimum net capital required (greater of $25 or 6-2/3% of aggregate indebtedness)		$ 270
Excess net capital		$ 1,577
Ratio of aggregate indebtedness to net capital		2.19 to 1

Note: The above computation does not differ materially from the computation included in the Company's corresponding unaudited Form X-17A-5-Part IIA filing.

(The accompanying notes are an integral part of these financial statements.)